SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: September 17, 2013

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZchip Issues Clarifications Relating to Cisco’s Recent NPU Announcement
and Speculation Regarding ZTE

Yokneam, Israel, September 17, 2013 – EZchip Semiconductor Ltd. (NASDAQ:EZCH), a leader in Ethernet network processors, is issuing the following clarifications relating to the Cisco announcement of September 12, 2013 on the unveiling of its new nPower X1 network processor:

•	To the best of EZchip’s knowledge Cisco intends to use EZchip’s NP-5 in all key platforms that use the NP-4 today, and Cisco has not yet made a decision on any NPU beyond NP-5 in those platforms.

•	EZchip believes that when its NPS-400 samples it will be the industry's most advanced NPU with:

1.	the highest integration and the greatest power efficiency;

2.	the most advanced traffic manager;

3.	scalability to support the greatest number of flows and subscribers; and

4.	support of Layers 4-7 with the highest performing L4-7 accelerators.

•	Cisco has always had in-house NPUs that are used in various Cisco platforms. To EZchip’s best knowledge, Cisco’s latest announcement is in line with such past practice.

EZchip is also making the following clarifications relating to speculations that ZTE is displacing EZchip’s NPUs with NPUs from other vendors:

•	ZTE has many platforms and EZchip’s NPUs are used in some platforms while other vendors’ NPUs are used in others.

•	The EZchip NP-3 and NP-4 platforms at ZTE are secure and to the best of EZchip’s knowledge ZTE intends to use NP-5 as a follow on in these platforms.

•	The NP-5 is also in consideration for other platforms as are other NPUs from other vendors.

•	EZchip continues to ship NP-5 samples to ZTE and there has not been any backing away by ZTE.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

About EZchip
EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides solutions that scale from a few to hundreds of Gigabits-per-second. EZchip's network processors provide great flexibility and high performance coupled with superior integration and power efficiency for a wide range of applications in carrier, cloud and data center network equipment. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 21, 2013 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Information concerning Cisco and ZTE’s current and future activity in this press release is based solely on EZchip’s knowledge and expectations.

IR Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

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